Exhibit 4.7

English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. and Henan Xinyuan Real Estate Co., Ltd. (hereinafter the “Agreement”) (No. MSHT-2012-0001-F-ZZ) (Original Language: Chinese)

Parties

Lessor: Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd.(“Minsheng”).

Lessee: Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”).

Recital

Per Henan Xinyuan’s request, Minsheng entered into a purchase and sale agreement (the “Purchase Agreement”) with Gulfstream Aerospace Corporation (the “Supplier”) on September 30, 2011 for the purchase of a Gulf 450 aircraft (the “Aircraft”). The Parties voluntarily enter into this Agreement under the PRC law to create a capital lease on the Aircraft.

Nature of the Agreement

The Agreement is a “capital lease agreement” defined in Article 14 of PRC Contract Law. Henan Xinyuan leases the Aircraft from Minsheng, who purchased the Aircraft in order to lease it to Henan Xinyuan. Henan Xinyuan shall pay rent to Minsheng as provided in this Agreement.

Aircraft

The Aircraft was acquired by Minsheng pursuant to the Purchase Agreement, and includes relevant parts and files.

Purchase, Delivery and Registration of the Aircraft

Minsheng’s actual costs under the Agreement is RMB215.4 million, subject to changes in the exchange rate and other changes. Minsheng shall provide written notice to Henan Xinyuan 30 days prior to the delivery of the Aircraft by the Supplier. Both Parties shall attend the inspection at the time of the delivery, and Henan Xinyuan may instruct Minsheng to accept or refuse to accept the delivery pursuant to the Purchase Agreement. Upon acceptance of the Aircraft, Minsheng shall deliver the Aircraft to Henan Xinyuan immediately at the same place. Henan Xinyuan shall assist Minsheng in handling the various registration formalities of the Aircraft within 30 days of acceptance. Henan Xinyuan undertakes to maintain the Aircraft in good condition and ensure that there is no unpaid fees incurred or liens on the Aircraft.

Quality, Warranty and Compensation

Minsheng does not provide any warranty to the condition, design, fitness for sale or operation or proprietary rights (including intellectual rights) of the Aircraft so long as Minsheng accepts the Aircraft from the Supplier solely under the instruction of Henan Xinyuan. Any indemnity and warranty claims shall be made by Henan Xinyuan to the Supplier, and Minsheng is not liable for any such claims. Henan Xinyuan shall be entitled to all of Minsheng’ rights under the Purchase Agreement relating to product services and Minsheng shall duly assign such rights upon the execution of the Agreement.

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Tax and Expenses’ Reimbursement

Henan Xinyuan shall be responsible for all taxes in relation to the Aircraft and Minsheng’s taxes in relation to the capital lease, together with expenses in relation to Aircraft and the performance of this Agreement and the Purchase Agreement. If Minsheng incurs such expenses, Henan Xinyuan is responsible to reimburse Minsheng for such expenses.

Term and the Starting Date of the Lease

The term of the lease under the Agreement shall be 96 months, starting from 15 days after the scheduled delivery date of the Aircraft. The Aircraft is set to be delivered to Minsheng on June 1, 2013 pursuant to the Purchase Agreement.

Lease Payments

Henan Xinyuan must pay rent every three month in the amount and on the dates set forth in the payment calendar attached as Appendix III to the Agreement. The total amount of the lease is approximately RMB227.0 million. 32 installments shall be made with each rent payment in the amount of RMB7.1 million. The lease interest shall be calculated as equal to People’s Bank of China’s five year benchmark lending rate (“PBOC Benchmark Rate”) increased by 13%. The interest rate at the time of the Agreement shall be 7.4015%. The lease payment shall be adjusted in accordance with changes in the PBOC Benchmark Rate. Henan Xinyuan shall pay a pre-lease interest in the amount of approximately RMB8.0 million. In addition, Henan Xinyuan shall pay a deposit in the amount of RMB42.1 million.

Title of the Aircraft

The title of the Aircraft belongs to Minsheng. During the lease term, neither Party may sell or transfer possession of the Aircraft. Minsheng may pledge the Aircraft or place other security interests on the Aircraft to the extent not to interfere with Henan Xinyuan’s ordinary use of the Aircraft.

Possession, Operation and Use of the Aircraft

During the lease term, Henan Xinyuan has the right to possess, use or manage the Aircraft. Except in case of Henan Xinyuan’s default, Minsheng shall not interfere with Henan Xinyuan’s use of the Aircraft and shall otherwise compensate Henan Xinyuan for direct losses as a result of such interference. Upon Minsheng’s prior written consent, Henan Xinyuan may sublease the Aircraft as long as it does not diminish the Aircraft’s value or affect Henan Xinyuan’s obligations under this Agreement.

Damage and Destruction of the Aircraft

The risks of damage and destruction of the Aircraft shall be borne by Henan Xinyuan. Henan Xinyuan bears the obligation of repairing the Aircraft in case of damage. If the Aircraft is destructed, Minsheng may terminate this Agreement and issue Lease Termination Notice, attached to the Agreement as Appendix VI; Henan Xinyuan shall make payments according to the Lease Termination Notice, following which Henan Xinyuan shall obtain all interest to the Aircraft, including interest under insurance contracts.

Insurance

Henan Xinyuan shall, at its own expense, maintain insurance at all times during the lease term in full force and effect in respect of the Aircraft, in the amount equal to 105% of the value of the Aircraft. The insurance company to issue such insurance shall be confirmed by Minsheng. The beneficiary of such insurance shall be Minsheng.

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Representations and Warranties

Minsheng represents that it is qualified under the PRC law and regulations to conduct capital lease business, that it has acquired all authorizations and approvals to enter into the Agreement and that it is duly authorized to enter into the Agreement. Henan Xinyuan represents that it has the capacity to enter into the Agreement, that it has acquired all rights and approvals to enter into the Agreement and that it is duly authorized to enter into the Agreement. Henan Xinyuan further represents that performing its obligations under the Agreement shall not conflict with its Articles of Associations, by-laws, any laws or regulations, or any other agreements to which it is a party.

Manager

Henan Xinyuan shall appoint a management company to operate and manage the Aircraft, who shall be confirmed by Minsheng. Minsheng, Henan Xinyuan and the administrator shall enter into an aircraft management agreement as attached in Appendix IX. Notwithstanding the foregoing, Henan Xinyuan shall remain as the primary obligor under the Agreement.

Liabilities for Breaches

Minsheng is liable for any claims brought by the Supplier for its default in payment under the Purchase Agreement. It shall indemnify Henan Xinyuan for any direct loss as a result of delay in the Supplier's delivery of the Aircraft caused by any default in Minsheng's payment under the Purchase Agreement. In addition, if Henan Xinyuan unable to possess over the Aircraft for reasons caused by Minsheng, Minsheng shall compensate Henan Xinyuan for any direct loss incurred. If such delay exceeds 90 days, Henan Xinyuan shall be entitled to terminate the Agreement.

If Henan Xinyuan fails to pay rent, interest or other expenses on time, it shall pay penalty to Minsheng, calculated as 0.05% per day of the outstanding amount compounded by quarter until the outstanding amount is paid in full.

Any of the following events constitutes fundamental breach by Henan Xinyuan: default in rent payment or pre-lease interest payment, misrepresentation in the Agreement, delay in registration of the Aircraft for more than 30 days, any violation of ownership rights, operation, maintenance and insurance requirement of the Aircraft under the Agreement, no ratification by Henan Xinyuan after 10 business days from Minsheng's notice of violation under the Agreement, any compulsory sale by the supervisory authority or a court as a result of disputes in operation of the Aircraft, any default prior to the lease start date, occurrence of any material changes, any material default under Henan Xinyuan' agreements with the third party, or failure to pay debt obligations, any other defaults that may materially harm Minsheng's interest and any default by the guarantor under the guarantee agreement entered into pursuant to this Agreement.

Any of the following events prior to the start date of the lease constitutes fundamental breach by Henan Xinyuan: default in pre-lease interest payment, Minsheng's failure to receive the Aircraft on schedule caused by Henan Xinyuan, failure to confirm on Minsheng's notice of the purchase payment of the Aircraft and failure to issue acceptance notice of the Aircraft prior to the lease start date.

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Any of the following events constitute a material change: cease of operation, reduction in capital, spin-off, bankruptcy or severe worsening of Henan Xinyuan's financial condition, reorganization, consolidation, issuance of guarantee or transfer of all or substantially all of its assets that may affect its ability to fulfill the obligation under the Agreement, any seizure of the Aircraft or other events that may affect the operation of the Aircraft which is not cured by Henan Xinyuan within 15 business days, any unfair sale, transfer or lease of Henan Xinyuan's business or assets that is not conducted in the ordinary course of business, any fraud committed by Henan Xinyuan during the term of this Agreement and other material events that may affect the performance of obligation under the Agreement.

If Henan Xinyuan commits a fundamental breach, Minsheng’s remedies include (1) demanding all unpaid rent due, remaining rent not yet due, penalty interest, damages and other expenses from Henan Xinyuan; (2) repossession of the Aircraft without judicial procedure; (3) demanding all damages and expenses as a result of Henan Xinyuan’s breach including litigation costs and attorney fees; and (4) termination of this Agreement, etc. Minsheng may additionally demand that Henan Xinyuan shall indemnify Minsheng for payments made and expenses incurred in sale or disposal of the Aircraft and other remedies in relation to sale or disposal of the Aircraft.

Transfer and Pledge of Contractual Rights

Minsheng can transfer all or part of the rights under the Agreement to a third party without prior consent by Henan Xinyuan. However, such transfer or any pledge of the Aircraft shall not interfere with Henan Xinyuan’s rights and obligations under the Agreement.

Without prior written approval by Minsheng, Henan Xinyuan shall not assign or pledge any rights or obligations under the Agreement.

Option at the End of the Lease

Henan Xinyuan shall purchase the Aircraft at the end of the lease term upon full payment of all rents and other payment under the Agreement. The deposit in the amount of RMB42.1 million may be used as full and final payment to Minsheng to purchase the Aircraft. Henan Xinyuan may purchase the Aircraft at any time during the term of the Agreement upon full payment of unpaid rent.

Governing Law and Dispute Resolution

The Agreement shall be governed by the PRC law. Either Party may bring claim to the court in Tianjin that has jurisdiction with respect to unsettled dispute under the Agreement.

Omitted or Abridged Terms: Inspection, Repair, Maintenance and Rescue of the Aircraft; Government Confiscation and War; Payment, Pay-off Order and Discharge of Payment; Disclosure and Confidentiality; Execution, Amendment and Termination of the Agreement; Appendixes and Number of Copies of the Agreement; Form of Communication; Place of Signing and Miscellaneous.

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